(Translation)

                                                                   June 26, 2007
                                                        TOYOTA MOTOR CORPORATION
                                                               Katsuaki Watanabe
                                                  Telephone Number: 0565-28-2121
                                                               Code Number: 7203
                                                         http://www.toyota.co.jp


Corporate governance at Toyota Motor Corporation ("Toyota") is as follows:

I.  Toyota's Basic Policy on Corporate Governance and Capital Structure,
    --------------------------------------------------------------------
    Business Attributes and Other Basic Information
    -----------------------------------------------

1.  Basic Policy

    Toyota has positioned the stable long-term growth of corporate value as a top-priority management issue. We believe that in carrying this out, it is essential that we achieve long-term and stable growth by building positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, and by supplying products that will satisfy our customers. This position is reflected in the "Guiding Principles at Toyota", which is a statement of Toyota's fundamental business policies. To explain the Guiding Principles in greater detail, in January 2005, Toyota adopted and presented its statement, "Contribution towards Sustainable Development" as the guideline to the "Guiding Principles at Toyota". We are working to enhance corporate governance through a variety of measures designed to further increase our competitiveness as a global company.

2.  Capital Structure


Percentage of Shares Held by Foreign Investors:        Not less than 20% but less than 30%

[Description of Major Shareholders]
--------------------------------------------------------------------------------------------------------
                  Name of Shareholders                       Number of Shares      Ownership Interest
                                                                    Held (Shares)                   (%)
--------------------------------------------------------------------------------------------------------
The Master Trust Bank of Japan, Ltd.                                  218,291,668                  6.05
--------------------------------------------------------------------------------------------------------
Japan Trustee Services Bank, Ltd.                                     217,535,588                  6.03
--------------------------------------------------------------------------------------------------------
Toyota Industries Corporation                                         200,195,022                  5.55
--------------------------------------------------------------------------------------------------------
Hero and Company                                                      142,558,885                  3.95
--------------------------------------------------------------------------------------------------------
Nippon Life Insurance Company                                         131,684,515                  3.65
--------------------------------------------------------------------------------------------------------
State Street Bank and Trust Company                                   130,282,283                  3.61
--------------------------------------------------------------------------------------------------------
Trust & Custody Services Bank, Ltd.                                   107,818,443                  2.99
--------------------------------------------------------------------------------------------------------
Tokio Marine and Nichido Fire Insurance Co., Ltd.                      83,821,267                  2.32
--------------------------------------------------------------------------------------------------------
Mitsui Sumitomo Insurance Co., Ltd.                                    65,166,920                  1.81
--------------------------------------------------------------------------------------------------------
Denso Corporation                                                      58,678,704                  1.63
--------------------------------------------------------------------------------------------------------




3.  Business Attributes

Stock exchange and section                Tokyo: 1st Section, Osaka: 1st Section, Nagoya:
                                          1st Section, Fukuoka: Existing Market, Sapporo:
                                          Existing Market

Fiscal year end                           March
Line of business                          Transportation equipment
Number of employees (consolidated)        Not less than 1000 persons
Sales (consolidated)                      Not less than JPY 1 trillion
Parent company                            N/A
Number of consolidated subsidiaries       Not less than 300 companies


4.  Other particular conditions that may materially affect corporate governance

-


II.  Corporate Governance System of Management Business Organization, Etc. for
     -------------------------------------------------------------------------
     Management Decision Making, Execution of Duties and Management Audit
     --------------------------------------------------------------------

1.   Organization structures and organizational operations


Organizational form                                  Company with a Board of Corporate Auditors

[Directors]
Chairman of the Board of Directors:                  Chairman   (excluding   concurrently   serving  as
                                                     President)
Number of Directors:                                 30 persons
Election of Outside Directors:                       Not elected

--------------------------------------------------------------------------------------------------------
    Reason for adopting the current system
--------------------------------------------------------------------------------------------------------

     With respect to our system regarding directors, we believe that it is important to elect individuals that comprehend and engage in Toyota's strengths, including commitment to manufacturing, with an emphasis on frontline operations and problem solving based on the actual situation on the site (Genchi Genbutsu).
Toyota will consider the appointment of outside directors should there be suitable individuals.

[Auditors]
Establishment  or  non-establishment  of a Board
of Corporate Auditors:                               Established
Number of Corporate Auditors:                        7 persons

--------------------------------------------------------------------------------------------------------
    Cooperative relationships between Corporate Auditors and Independent Accountants
--------------------------------------------------------------------------------------------------------

    Corporate Auditors receive reports from Independent Accountants on audit plans, methods and results of auditing periodically at the Board of Corporate
 Auditors. They also hold meetings and exchange their opinions as they consider necessary concerning auditing in general.

--------------------------------------------------------------------------------------------------------
    Cooperative relationships between Corporate Auditors and Internal Audit Division
--------------------------------------------------------------------------------------------------------


     As for internal auditing, a specialized independent department evaluates the effectiveness of internal controls over financial reporting. Corporate Auditors receive reports from the department on audit plans, methods and results of auditing periodically or whenever necessary.

Election  or  non-election of Outside Corporate
Auditors:                                            Elected
Number of Outside Corporate Auditors:                4 persons



--------------------------------------------------------------------------------------------------------
    Relationship with the Company (1)
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Name                             Attribution                     Relationship with the Company (*1)
--------------------------------------------------------------------------------------------------------
                                                                 a    b   c   d    e   f    g   h   i
--------------------------------------------------------------------------------------------------------
Yoichi Kaya                      Academic                                     X                 X
--------------------------------------------------------------------------------------------------------
Yoichi Morishita                 Comes from other company                     X                 X
--------------------------------------------------------------------------------------------------------
Akishige Okada                   Comes from other company                     X                 X
--------------------------------------------------------------------------------------------------------
Kunihiro Matsuo                  Attorney-at-law                              X                 X
--------------------------------------------------------------------------------------------------------

*1 Select the relevant "Relationship with the Company"
a   Comes from parent company
b   Comes from other affiliate company
c   Major shareholder of the company
d Concurrently holds office as outside director or outside corporate auditor of another company
e Holds office as management director or executive officer, etc. of another company
f Spouse, relatives within third degree of consanguinity or an equivalent person of management level such as management director or executive officer, etc. of the company or specific affiliates of the company
g Receives remuneration, etc. or other profits on assets from the parent company of the company or a subsidiary of such parent company as an officer
h Limitation of Liability Agreement is executed between the said person and the company
i   Other


--------------------------------------------------------------------------------------------------------
    Relationship with the Company (2)
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Name                              Supplementary Information       Reason for election as Outside
                                                                  Corporate Auditors
--------------------------------------------------------------------------------------------------------
Yoichi Kaya                       -                               In order to receive advice based on
                                                                  his broad experiences and insight in
                                                                  his field of expertise
--------------------------------------------------------------------------------------------------------
                                                                  In order to receive advice based on
Yoichi Morishita                  -                               his broad experiences and insight in
                                                                  his field of expertise
--------------------------------------------------------------------------------------------------------
                                                                  In order to receive advice based on
Akishige Okada                    -                               his broad experiences and insight in
                                                                  his field of expertise
--------------------------------------------------------------------------------------------------------
                                                                  In order to receive advice based on
Kunihiro Matsuo                   -                               his broad experiences and insight in
                                                                  his field of expertise
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
    Matters relating to other major activities of Outside Corporate Auditors
--------------------------------------------------------------------------------------------------------


 As major activities for the year ended March 31, 2007, Outside Corporate Auditors attended Board of Directors' meetings and Board of Corporate Auditors' meetings as follows:

 Yoichi Kaya; Directors' meetings 12/16, Corporate Auditors' meetings 15/17 Yoichi Morishita; Directors' meetings 12/13, Corporate Auditors' meetings 13/13 Akishige Okada; Directors' meetings 12/13, Corporate Auditors' meetings 12/13

 Each Outside Corporate Auditor contributed appropriate opinions based on his experience and insight. The total numbers of meetings held vary in accordance with the dates of assumption of office. Kunihiro Matsuo was newly elected as a Corporate Auditor at the General Shareholders' Meeting held on June 22, 2007.


[Incentives]
Implementation of measures on incentive
allotment to Directors:                          Adoption of stock option plans

-----------------------------------------------------------------------------------------
    Supplementary Information
-----------------------------------------------------------------------------------------

     We believe that this will heighten their willingness and motivation to improve business performance in the medium- and long-term, enhance international competitiveness and profitability, and contribute to increased corporate value.

Grantees of stock options:                      Inside Directors and others

-----------------------------------------------------------------------------------------
    Supplementary Information
-----------------------------------------------------------------------------------------

    Managing officers and senior managers are also included in the Grantees.

[Directors' Remuneration]
Means of Disclosure:                            Annual securities report, business report
Disclosure Status:                              The sum of all Directors' remuneration is
                                                disclosed.

-----------------------------------------------------------------------------------------
    Supplementary Information
-----------------------------------------------------------------------------------------


     Annual securities reports and business reports are made available for public inspection on Toyota's Internet website also.

[Support System for Outside Directors (Outside Corporate Auditors)]
     Full-time Corporate Auditors and Directors disclose adequate information to Outside Corporate Auditors, such as by giving prior explanations on agenda to be proposed to the Board of Directors. In addition, a Corporate Auditors Department has been established as a specialized independent organization to assist the Corporate Auditors.


2. Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc.

     Toyota introduced the current management system in 2003. Main differences from the previous system are the establishment of the new position of non-board "Managing Officers" and the decrease in the number of Directors. In the current system, "Senior Managing Directors" serve as the highest authorities and "Managing Officers" perform practical business in Toyota's various operational functions. A distinctive feature of the system is that "Senior Managing Directors" do not focus exclusively on management, but they also serve as a link between the management and on-site operations, under the view to maintain an emphasis on developments on the site, which is one of Toyota's perennial strengths. As a result, business decision directly connected with actual operations can be made through incorporating feedback from frontline operations to overall management strategy and reflecting management decisions swiftly in operations.
     Toyota has an "International Advisory Board" consisting of advisors from overseas, and receives advice on a wide range of management issues from a global perspective. In addition, Toyota has a wide variety of conferences and committees for deliberations and the monitoring of management and corporate activities that reflect the views of various stakeholders, including the "Labor-Management Council, the Joint Labor-Management Round Table Conference",the "Corporate Philanthropy Committee", the "Toyota Environment Committee" and the "Stock Option Committee".

     In order to develop corporate ethics and to achieve thorough legal compliance, Toyota has established "Corporate Ethics Committee" consisting of directors at the executive vice president level and above as well as representatives of corporate auditors, to review important issues relating to corporate ethics, legal compliance and risk management, and also to develop action plans concerning these issues. Toyota has created a number of facilities for employees to make inquiries concerning compliance matters, including the Compliance Hotline, which enables them to consult with an outside attorney, and takes measures to ensure that Toyota is aware of significant information concerning legal compliance as quickly as possible. Toyota will continue to promote the "Toyota Code of Conduct" which is a guideline for employees' behavior and conduct for Toyota's employees all around the world. Toyota will work to advance corporate ethics through training and education at all levels and in all departments.
     Toyota has adopted an auditor system. Seven Corporate Auditors including Outside Corporate Auditors play a role in Toyota's corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Board of Corporate Auditors. For internal audit, the management and a specialized independent organization are working on establishing a solid system to evaluate the effectiveness of internal controls over financial reporting in accordance with Article 404 of the U.S. Sarbanes-Oxley Act applicable to Toyota from the year ended March 31, 2007. In order to enhance the reliability of the financial reporting of Toyota, the three auditing functions, audit by Corporate Auditors, internal audit, and accounting audit by Independent External Auditors, aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information and come to understandings through discussion on audit plans and results.


III. Implementation of measures for shareholders and other stakeholders
     ------------------------------------------------------------------
 1. Approach toward the vitalization of general meetings of shareholders and the facilitation of exercise of voting rights


--------------------------------------------------------------------------------------------------------------
                                                        Supplementary Information
--------------------------------------------------------------------------------------------------------------
Scheduling of general meetings                 Convenes the general meetings of shareholders avoiding the
of shareholders avoiding the                   date on which general meetings of shareholders of companies are
date on which general meetings                 most and second most concentrated on.
of shareholders of companies are
concentrated
--------------------------------------------------------------------------------------------------------------


2. IR activities

--------------------------------------------------------------------------------------------------------------
                         Explanation by
                         representative                  Supplementary Information
                         members of the
                             board
---------------------------------------------------------------------------------------------------------------
Convene periodic
briefing for            No                     Convene  briefings  by officers  and staff in charge of IR once
individual investors                           or twice a year (not regularly scheduled).
---------------------------------------------------------------------------------------------------------------
Convene periodic                               Explaining  financial  results and business  strategies  of the
briefing for analysts                          relevant  business year every quarter.  Also convenes  business
and institutional                              briefings  concerning  the medium- and  long-term direction of
investors               Yes                    the business.
---------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Convene periodic                               Explaining  financial  results and business  strategies  of the
briefing for foreign                           relevant  business  year  by  visiting  foreign  investors  and
investors               Yes                    conference   calls  every   quarter.   In  addition,   business
                                               briefings concerning the medium- and long-term direction of the business are convened in the United States and Europe.
---------------------------------------------------------------------------------------------------------------
Disclosure of IR                               In  addition  to  legal  disclosure  documents  such as  annual
documents on the                               securities  reports,  annual  reports and  references at result
website                                        briefings,  etc.  are   disclosed  (such  references  of  major
                        Yes                    briefings can be listened to on the website for a certain period).
                                               On  the  exclusive site for individual investors, the operating summary and business activities are clearly disclosed.
---------------------------------------------------------------------------------------------------------------
IR related divisions                           Toyota  maintains IR personnel in the  Accounting  Division and
(personnel)             -                      Public Affairs  Division,  and offices resident IR personnel in
                                               New York and London.
---------------------------------------------------------------------------------------------------------------
Other                   -                      Implementing  one-on-one  meeting with investors,  plant tours, etc.
---------------------------------------------------------------------------------------------------------------

3. Activities concerning respect for stakeholders


-----------------------------------------------------------------------------------------------------------------------------
                                                                      Supplementary Information
-----------------------------------------------------------------------------------------------------------------------------
Setting forth provisions in the               For sustainable development, Toyota has engaged in management emphasizing all
internal regulations concerning               of its stakeholders, and worked to maintain and develop favorable
respect for the stakeholders'                 relationships with its stakeholders through open and fair communication.
position                                      This philosophy is outlined and disclosed in the "Contribution towards
                                              Sustainable Development", an explanatory paper on the "Guiding
                                              Principles at Toyota", prepared in January 2005.
-----------------------------------------------------------------------------------------------------------------------------
Promotion of environmental                    Toyota has long engaged in business with the idea of corporate social
preservation activities and CSR               responsibility ("CSR") in mind.  This idea is clarified in "Contribution
activities                                    towards Sustainable Development" distributed in January, 2005, and it clearly conveyed Toyota's basic policies concerning CSR to both internal and external stakeholders. Regarding the environment, Toyota has positioned it as a top management priority and adopted the "Toyota
                                              Earth Charter" in 1992. Toyota created "Toyota Environmental Action
                                              Plan" that sets forth mid-term targets and action plans on a global basis, and promotes continuous environmental preservation activities.
                                              As for philanthropic activities, Toyota newly adopted "Basic
                                              Philosophy and Policy on Philanthropic Activities" in 2005 in light of the global expansion of its business and the increasing societal expectations towards Toyota. Toyota vigorously promotes philanthropic activities according to local conditions in each country and region in order to contribute to the development of a prosperous society and to promote its continuous development. These CSR activities are disclosed in the report titled "Sustainability Report".
-----------------------------------------------------------------------------------------------------------------------------
Establishment of policy                       Toyota has engaged in timely and fair disclosure of corporate and financial
concerning disclosure of                      information as stated in "Contribution towards Sustainable Development".  In
information to stakeholders                   order to ensure the accurate, fair, and timely disclosure of information,
                                              Toyota has established the Disclosure Committee chaired by an officer of the
                                              Accounting Division. The Committee holds regular meetings for the purpose of preparation, reporting and assessment of its annual securities report, semi-annual securities report under the Securities and Exchange Law of Japan and
                                              Form 20-F under the U.S. Securities Exchange Act, and also holds extraordinary committee meetings from time to time whenever necessary.
-----------------------------------------------------------------------------------------------------------------------------

IV.  Basic Approach to Internal Control System and its Development
     -------------------------------------------------------------

     Toyota, together with its subsidiaries, has created and maintained a sound corporate climate based on the "Guiding Principles at Toyota" and the "Toyota Code of Conduct." Toyota integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.
     With the above understanding, internal control has been developed under the following basic policies.

(1) System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation
      1) Toyota will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.
      2) Toyota will make decisions regarding business operations after comprehensive discussions at the Board meetings and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.
      3) Toyota will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the Corporate Ethics Committee and other meetings. Toyota will also discuss and decide at the meetings of various cross-sectional decision-making bodies policies and systems to monitor and respond to risks relating to organizational function.

(2) System to retain and manage information relating to performance of duties by Directors Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)  Rules and systems related to the management of risk of loss
      1) Toyota will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the "Ringi" system (effective consensus-building and approval system). Significant matters will be properly submitted and discussed at the Board meetings and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.
      2) Toyota will ensure accurate financial reporting by issuing documentation on the financial flow and the control system etc., and by properly and promptly disclosing information through the Disclosure Committee.
      3) Toyota will manage various risks relating to safety, quality, the environment and compliance by establishing rules or preparing and delivering manuals, as necessary, in each relevant division.
      4) As a precaution against events such as natural disasters, Toyota will prepare manuals, conduct emergency drills, arrange risk diversification and insurance as needed.

(4)  System to ensure that Directors exercise their duties efficiently
      1) Toyota will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company's policies for each fiscal term.

      2) The Chief Officer, as a liaising officer between the management and operational functions, will direct and supervise Managing
         Officers based on the management policies and delegate the executive authority over each division to the Managing Officers so that flexible and timely decision making can be achieved.

      3) Toyota from time to time will make opportunities to listen to the opinions of various stakeholders, including external experts, and reflect those opinions in Toyota's management and corporate activities.

(5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation
      1) Toyota will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.
      2) Toyota will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the Corporate Ethics Committee.
      3) Toyota will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6) System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries
      1) Toyota will expand the guiding principles and the code of conduct to its subsidiaries as TMC's common charter of conduct, and develop and maintain a sound environment of internal controls for TMC. Toyota will also promote the guiding principles and the code of conduct through personal exchange.
      2) Toyota will manage its subsidiaries in a comprehensive manner by clarifying the roles of the division responsible for the subsidiaries' financing and management and the roles of the division responsible for the subsidiaries' business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7) System concerning employees who assist the Corporate Auditors when required Toyota will establish a Corporate Auditors Department and assign a number of full-time staff to support this function.

(8) Independence of the employees described in the preceding item (7) from Directors
    Any changes in personnel in the Corporate Auditors Department will require prior consent of the Board of Corporate Auditors or a full-time Corporate Auditor selected by the Board of Corporate Auditors.

(9) System for Directors and employees to report to Corporate Auditors, and other relative systems
      1) Directors, from time to time, will properly report to the Corporate Auditors any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Corporate Auditors immediately.
      2) Directors, Managing Officers, and employees will report to Corporate Auditors on the business upon requests by the Corporate Auditors, periodically and as needed.

(10) Other systems to ensure that the Corporate Auditors conducted audits effectively
     Toyota will ensure that the Corporate Auditors attend major
     Board meetings, inspect important Company documents, and make opportunities to exchange information between the Corporate Auditors and Accounting Auditor periodically and as needed, as well as appoint external experts.

 See the Diagram described in the attachment at the end.


V.   Others
     ------

1.   Matters regarding defense against a takeover bid
     No measures to defend against a takeover bid are scheduled to be adopted.

2.   Matters regarding other corporate governance systems, etc.

-

Diagram as Supplementary Information


                             Toyota's Corporate Governance
                             -----------------------------
               Emphasizing Frontline Operations & Multidirectional Monitoring


                                     ----------------------
                                     |                    |
                     Appointment     |    Shareholders    |
                   |-----------------|                    |
                   |                 ----------------------
                   |                           |
                   |                           |                      --------------------------------
                   |                           |                      |     International Advisory   |
                   |                           |                      |               Board          |
                   |                           |                      |------------------------------|
                  \|/                         \|/                     |    Labor-Management Council  |
 ----------------------------       ---------------------------       |     Joint Labor-Management   |
 |   Board of Corporate     |       |                         |       |     Round Table Conference   |
 |         Auditors         |       |                         |       |------------------------------|
 |  |-                -|    |______\|   Board of Directors    |       |    Corporate Philanthropy    |
 |  |   Majority are   |    |      /|         /|\             |       |          Committee           |
 |  |outside corporate |    |       |          |              |/______|------------------------------|
 |  |_    auditors    _|    |       |          |              |\      |       Toyota Environment     |
 |--------------------------|       |-------------------------|       |            Committee         |
 |   External Accounting    |       |Senior Managing Directors|       |------------------------------|
 |        Auditor           |       |-------------------------|       |        Corporate Ethics      |
 | |-                    -| |       |          |              |       |          Committee           |
 | |Audit for consolidated| |       |          |              |       |------------------------------|
 | | financial statements | |______\          \|/             |       |                              |
 | | and internal control | |      /|   Managing Officers     |       |    Stock Option Committee    |
 | | over financial       | |       |                         |       |                              |
 | |-reporting           -| |       |                         |       |------------------------------|
 ---------------------------|       |-------------------------|
                                              /|\
                                               |
                                               |
                                              / \
                                             /   \
                                            /     \
                         ---------------------|  ------------------------------
                         |                    |  |                            |
                         |    Disclosure      |  |      Internal Auditing     |
                         |    Committee       |  |         Department         |
                         |                    |  | (Internal control systems) |
                         |                    |  |                            |
                         ---------------------|  ------------------------------
                                                                                 (As of June 22, 2007)

